Exhibit 4

York Asset Management Limited

One Bay Street, Suite 400

P. O. Box CB 12618

Nassau, Bahamas

Telephone: (242) 502-3200

April 5, 2005

Waveland Partners, L.P.

Waveland Partners, Ltd.

227 West Monroe, Suite 4800

Chicago, Illinois 60606

Re:	Purchase and Sale of 415,000 Common
Shares of The Cronos Group

Gentlemen:

The purpose of this letter agreement (the “Agreement”) is to set forth the terms and conditions pursuant to which York Asset Management Limited, a company incorporated in the Commonwealth of the Bahamas (hereinafter, “York”), or its designees, will purchase, and Waveland Partners, L.P., an Illinois limited partnership (hereinafter “Waveland L.P.”) and Waveland Partners, Ltd., a Cayman Islands exempted company (“Waveland Ltd.”) (Waveland L.P. and Waveland Ltd. referred to collectively hereinafter as “Sellers”) will sell, 415,000 common shares (the “Shares”) of The Cronos Group, a holding company organized and existing under the laws of the Grand Duchy of Luxembourg (hereinafter, “Cronos”) (Nasdaq: CRNS).

Waveland L.P. is an Illinois limited partnership whose general partner is Waveland Capital Management, L.P., an Illinois limited partnership (“Waveland Capital Management”). The general partner of Waveland Capital Management is Clincher Capital Corporation, an Illinois corporation (“Clincher”) (Waveland Capital Management and Clincher referred to hereinafter as the “General Partners”).

Of the Shares to be sold by Sellers to York or its designee(s), Waveland L.P. will sell 247,437 of the Shares and Waveland Ltd. will sell 167,563 of the Shares.

1.             The purchase price (“Purchase Price”) for the Shares shall be $11.88 per Share, or $4,930,200 in the aggregate, payable in full, by wire transfer, upon satisfaction of the condition set forth in paragraph 6 hereof. Payment of the Purchase Price shall be made to the following accounts:

2.             York’s Designation of Purchasers of Shares.  York hereby designates The Lion Fund Limited, a Cayman Islands exempted company (“LFL”) as the purchaser of 215,000 of the Shares and York Lion Fund LP, a Delaware limited partnership (“Lion LP”) as the purchaser of 200,000 of the Shares. LFL and Lion LP are referred to collectively hereinafter as the “Purchasers”.

3.             Representations and Warranties of Sellers and General Partners.  The Sellers and the General Partners hereby represent and warrant to York and to each of the Purchasers that:

(i)            Each of the Sellers has the full right, power, and authority to execute this Agreement and to sell the Shares to the Purchasers;

(ii)           Waveland Capital Management is the general partner of Waveland L.P., and Waveland Capital Management has the full right, power, and authority to execute this Agreement for and on behalf of Waveland L.P.;

(iii)          Clincher is the general partner of Waveland Capital Management, and Clincher has the full right, power, and authority to execute this Agreement for and on behalf of Waveland Capital Management;

(iv)          No authorization, approval, or consent of any governmental authority or agency is necessary in connection with the sale of the Shares to the Purchasers;

(v)           Neither Seller is a party to or bound by any agreement, order, judgment or decree which would require the consent of another to the execution of this Agreement or prohibit the sale of the Shares to the Purchasers or require the consent of another to the sale of the Shares to the Purchasers as contemplated by this Agreement;

(vi)          The Shares are owned by Sellers free and clear of any and all liens, encumbrances, charges, and assessments;

(vii)         Upon transfer of the Shares to the Purchasers pursuant to this Agreement, the Purchasers will, as a result, receive good and marketable title to the Shares, free and clear of any and all liens, encumbrances, claims, charges, assessments and restrictions created by Sellers, Waveland Capital Management, or Clincher (other than restrictions on transfer generally imposed on securities under Luxembourg law or under applicable securities laws); and

(viii)        In deciding to sell the Shares to the Purchasers, Sellers have not relied upon any representation or warranty by York, by Cronos, or by any agent of York or Cronos with respect to the value of the Shares.

4.             Representations and Warranties of York.  York hereby represents and warrants to Sellers that:

(i)            York has the full right, power, and authority to execute this Agreement;

(ii)           In deciding to purchase the Shares from Sellers, York has not relied upon any representation or warranty by Sellers, Waveland Capital Management, Clincher or by any agent of Sellers, Waveland Capital Management or Clincher with respect to the value of the Shares; and

(iii)          York acknowledges that S. Nicholas Walker is a director of Cronos, and that York, in entering into this Agreement, accepts the risk of the possible future depreciation in the value of the Shares.

5.             Acknowledgment of N. Walker’s Status as Director of Cronos.  Sellers acknowledge:

(i)            That S. Nicholas Walker (“Walker”) is the managing director of York and a director of Cronos;

(ii)           That, as a director of Cronos, Walker is privy to information about Cronos, its financial condition, and its prospects that is not available to the public or to Sellers, Waveland Capital Management, or Clincher;

(iii)          That the Board of Directors of Cronos has announced from time to time its commitment to exploring alternatives to enhance shareholder value;

(iv)          That Cronos has, from time to time, entered into confidentiality and standstill agreements with interested parties for the purpose of sharing information with such parties to enable them to determine whether to pursue a transaction with Cronos, but that no such transaction has occurred; and

(v)           That Sellers have conducted their own investigation of Cronos, its financial condition, and its prospects, and are not relying whatsoever upon any advice, representation, or warranty of York, Cronos, any Purchaser, or any agent of York or Cronos in deciding to sell the Shares to the Purchasers.

6.             Delivery of the Shares and Payment.  The Purchasers shall pay the Purchase Price for the Shares, by wire transfer as specified in paragraph 1 hereof, against delivery of the Shares (215,000 to LFL and 200,000 to Lion LP) to Purchasers, free of any restriction on transfer (other than restrictions on transfer generally imposed on securities under Federal or state securities laws). The Purchasers’ payment for the Shares shall be considered the “Closing” for purposes of this Agreement.

7.             Indemnification.  Sellers and the General Partners, jointly and severally, agree to indemnify and hold York and the Purchasers (collectively, the “Indemnified Persons”), and each of them, harmless from and against and to reimburse the Indemnified Persons on demand for any damage, loss, cost, or expense (including attorney’s fees and costs of investigation incurred in defending against and/or settling such damage, loss, cost, or expense) reasonably incurred by the Indemnified Persons arising out of or in connection with any misrepresentation, breach of warranty, or failure to perform, or violation of any agreement or covenant on the part of Sellers or the General Partners under this Agreement.

8.             Further Assurances.  Each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions and things necessary, proper, or advisable to consummate the purchase and sale of the Shares contemplated hereby and to promptly execute and delivery any and all further agreements, documents, or instruments necessary to effectuate this Agreement and the transaction referred to herein or reasonably requested by another party to perfect or evidence its rights hereunder.

9.             Commissions.  Sellers shall be solely responsible for the payment of any brokerage commissions asserted to be due as a result of the transfer of the Shares made by this Agreement by any broker claiming to represent or act on behalf of Sellers. Sellers shall pay any income, sales, or transfer tax that is assessed or asserted to be due from Sellers on account of the transfer of the Shares made by this Agreement.

10.           Survival of Representations and Warranties.  The representations, warranties, covenants, and agreements contained in this Agreement shall survive the transfer of the Shares made by this Agreement and the payment of the consideration therefor.

11.           Termination.

(a)           York may, in its discretion, terminate this Agreement, by notice to Sellers at the address specified above, in the event that, through no fault of York’s, the Closing has not occurred by the close of business on April 11, 2005.

(b)           Sellers may, in their discretion, terminate this Agreement, by notice to York at the address specified above, in the event that, through no fault of Sellers, the Closing has not occurred by the close of business on April 11, 2005.

12.           Dispute Resolution.  Should any dispute arise between the parties under or in connection with this Agreement, then and in such event, the parties agree to submit such dispute to arbitration before the International Chamber of Commerce (“ICC”), London, England, in accordance with the commercial arbitration rules of the ICC. Judgment upon any arbitration award may be entered in any court having jurisdiction. The prevailing party in any such proceeding shall be entitled to reimbursement of its costs, including attorneys’ fees, incurred in the investigation and prosecution of such proceeding. The parties agree that the proper venue for any such proceeding shall be London, England, and each of the parties hereto hereby consents to the jurisdiction over the party by the ICC, London, England, and by the courts in London, England, in connection with any proceeding brought under this Agreement to enforce an arbitral award.

13.           Choice of Law.  This Agreement shall be construed, interpreted, and the rights of the parties determined in accordance with the laws of England.

14.           Entire Agreement; Amendments and Waivers.  This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supercedes all other agreements, understandings, negotiations, and discussions, whether oral or written, of the parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

15.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

If the foregoing sets forth the terms and conditions of our agreement with respect to the purchase and sale of the Shares, please sign, date, and return a copy of this letter agreement to the undersigned by no later than 5:00 p.m., New York Time, on or before the close of business this date, April 5, 2005. If not returned to the undersigned by the close of business on this date, April 5, 2005, then the proposal made herein by York to purchase the Shares shall be null and void.

Very truly yours,

YORK ASSET MANAGEMENT
LIMITED

		By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

THE FOREGOING LETTER AGREEMENT FOR THE PURCHASE AND SALE OF 415,000 COMMON SHARES OF THE CRONOS GROUP IS HEREBY ACCEPTED AND AGREED TO AS OF THIS 5TH DAY OF APRIL, 2005:

WAVELAND PARTNERS, L.P.

By:	Waveland Capital Management, L.P.
General Partner

By:	Clincher Capital Corporation
General Partner

By:	/s/ David S. Richter
David S. Richter
President

WAVELAND PARTNERS, LTD.

By:	/s/ David S. Richter
David S. Richter
Director